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January 8, 2021
BY HAND AND EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Attn:	Margaret Schwartz
Dorrie Yale

	Re:	Gain Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted November 16, 2020 CIK No. 0001819411

On behalf of our client, Gain Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2020 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 16, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission
January 8, 2020

About this Prospectus

Market, Industry, and Other Data, page ii

1.
We note that you state you have not independently verified any of the data from third-party sources nor have you ascertained the underlying economic assumptions relied upon therein. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of the Amendment to clarify that the Company is not disclaiming liability for statements therein.

Summary, page 1

2.
You state in the first paragraph that you use your SEE-Tx platform to "restore protein folding and function and treat the underlying disease." Please balance your statement by clarifying that your platform is novel and untested, and that all of your product candidates remain in discovery or have not yet reached IND-enabling studies.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 52 and 65 of the Amendment to clarify that our SEE-Tx platform is novel and untested. With regard to the Staff’s comment requesting that the Company explain that our product candidates are in discovery, the Company respectfully advises the Staff that the third paragraph on page 1 discusses our STAR candidates being in preclinical studies and that we expect to begin IND-enabling studies for our lead product candidates beginning in the fourth quarter 2020 through 2021.

3.
On page 1 you state: “We have already identified and patented several novel Structurally Targeted Allosteric Regulators (“STARs”).” However, we note your disclosure on page 74, which states that your only issued patent is in-licensed and relates to SEE-Tx, and your disclosure on page 7, where you state you hold three provisional patents. Please revise your discussion in this "Overview" section to highlight that your SEE-Tx platform technology is in-licensed, that you do not own any issued patents, and that neither the issued patent nor the pending patent applications cover the United States, and revise your bullet on page 7 accordingly. In addition, in your Business section, please expand your Intellectual Property discussion to also include a discussion of the European regulations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 7, 52 and 78 through 80 of the Amendment.

Securities and Exchange Commission
January 8, 2020

4.	Please revise page 3 to describe the random screening process and its reliance on supercomputing technology, and how it differs from your validated-target approach.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4 and 67 of the Amendment to highlight the differences between our validated-target approach and the random screening process.

5.          Please explain what is involved in "lead-OP" and why you believe this is a separate and distinct development phase, as opposed to part of your discovery or IND-enabling studies. Please also explain why you believe it is appropriate to present "in vitro" and "in vivo" as separate phases in the pipeline table.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that “Lead Optimization” (“Lead-OP”) is the critical final step in early stage drug discovery that culminates in the designation of a drug candidate that can proceed to pre-clinical studies and clinical trials. Even though it is not a separate development phase, Lead-OP is highlighted as a crucial step and the program progress depends on its success.

The separation in our pipeline of the in vitro and in vivo activities is based on the nature of our projects. Our programs relate to novel research fields that have been explored very little in some cases. Therefore, access to meaningful in vitro studies to yield proof-of-concept or indications of potential efficacy is often a crucial part of the long-term development process. In addition, most of the in vivo models in which we test our leads are not commercially available and their generation often requires significant customization to provide relevant data. Because these models and studies are unique in the context of our programs and a key part of our development process, it is relevant for us to state each product candidate’s stage of development both in vitro and in vivo.

6.
Please tell us why you feel the undisclosed target for demyelinating disease should be included in your pipeline table on page 4 and elsewhere given its early stage and given that it is undisclosed and not further described in this prospectus. Please also remove the references to the Michael J. Fox Foundation and the Silverstein Foundation from the pipeline table as it does not appear that they are conducting the research with you but rather, have provided grants to you.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the Company is prohibited by its development partner from disclosing the target for the demyelinating disease that it is important for potential investors to have an accurate representation of the Company’s current pipeline and partners. The Company has revised its pipeline chart on pages 4 and 68 to note that the Michael J. Fox Foundation and the Silverstein Foundation have provided grants, but are not conducting the research with respect to our GBA1 research.

7.
Please revise the references on pages 6-7 and elsewhere to rapidly advancing your lead product candidates into clinical development, and expedited regulatory approval strategies to avoid any implication that you have the ability to accelerate FDA approvals and commercialization of your products. Please briefly explain the FDA programs you may expect to rely on to seek accelerated approval.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Amendment to make it clear that the Company is not implying that we have the ability to accelerate FDA approval and product commercialization.

Securities and Exchange Commission
January 8, 2020

8.
We note your references in the Summary to various collaboration agreements and partnerships, but that you have not filed any of these agreements as a material agreement, and that you have limited disclosure regarding the terms of these arrangements in your Business section. To the extent these are not material agreements, please explain why it is appropriate to reference these arrangements in the Summary. To the extent they are material, please revise your disclosures as appropriate to disclose all material terms and file such agreements. In addition, please revise to disclose whether you have rights to all data produced in such partnerships or collaborations, or describe any material limitations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 8 of the Amendment disclosing that we have the exclusive right to use the data generated by our partnership and collaboration arrangements. The Company does not believe that any single partnership or collaboration itself material, but that taken as a whole, these partnerships or collaborations are material to the Company’s prospects.

Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 8

9.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff. The Company confirms that potential investors will not retain copies of any such communications.

Summary Financial Data, page 12

10.
Given the automatic conversion of all your outstanding preferred shares into common stock which will occur simultaneously with the closing of this offering, please provide pro forma earnings per share data here and on page 48 to reflect the impact of such conversion.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 12 and 50 of the Amendment.

Securities and Exchange Commission
January 8, 2020

Risk Factors, page 13

11.
Please include risk factor disclosure detailing the risks involved with certain of the provisions of your amended and restated certificate of incorporation and amended and restated bylaws you describe on pages 93-94, including as an example only, anti-takeover effects.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 41 and 42 of the Amendment to set forth risk factor disclosure discussing anti-takeover and director and officer indemnification provisions in our amended and restated certificate of incorporation and bylaws.

12.	Please revise the heading for your penultimate risk factor on page 14 to disclose that you may not be able to raise additional funds and the significance of such an event.

The Company respectfully directs the Staff to the Company’s disclosure under the subheading “Risks Related to Our Financial Condition and Capital Requirements; Competition” disclosing that the Company may be unable to raise additional funds, and the consequences of such an event. Additionally, the Company has included a cross-reference to these risk factors on page 23 in the risk factor corresponding to the penultimate risk factor on page 15 referenced in this comment number 12.

Use of Proceeds, page 43

13.
Please revise to clarify the specific product candidates covered by the first bullet, and also to disclose an estimate of how far in your development of your product candidates the proceeds from this offering will allow you to reach with respect to each product candidate. Also, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Amendment.

Contractual Obligations and Commitments, page 55

14.	Please revise your contractual obligations table to present the information in U.S. dollars.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59 of the Amendment.

Our Business, page 61

15.
Please revise to discuss the effect of governmental regulations on your business and the need for governmental approval of your product candidates. Please also state the number of people you employ. Refer to Item 101(h)(4)(viii), (ix), (xi), and and (xii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 80 through 92 of the Amendment.

Securities and Exchange Commission
January 8, 2020

Development Pipeline

GLB Enzyme-Related Disorders: GM1 Gangliosidosis and Morquio B, page 64

16.
We refer to your statements on page 66 in the graphic that “GT-GM1 is effective in reducing substrate accumulation,” and that in the toxicity study in mice, all the molecules showed a "favorable" toxicity profile. Please revise this and any similar statements in your prospectus that state or imply that your development product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies, and they continue to be evaluated throughout all trial phases. We do not object to the presentation of objective data resulting from your trials without conclusions related to safety or efficacy.

The Company respectfully acknowledges the Staff’s comment and has revised the graphic on page 70 and the disclosure on pages 70 through 72 of the Amendment to ensure we do not imply that our product candidates are safe or effective.

17.
With respect to the description of your studies of your GLB STAR lead compounds on page 66, please revise to provide the number of mice and duration for your toxicity studies and the number of mice in your pharmacokinetic studies. Also explain your statement on page 66 that GT-00413 was well-tolerated "without showing clinical signs." Please also provide a narrative explanation for the bone-plasma ratio similar to your discussion of the brain/plasma ratio.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Amendment to describe the variables of the studies as requested above.

18.
With respect to the description of your studies of your GBA1 STAR lead compounds on page 70, please revise to provide the number of mice and duration of your toxicity studies and explain the basis for your statements that there was “high brain exposure” and “positive brain-to-plasma ratio level.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 74 and 75 of the Amendment to describe the variables of the studies as requested above. On the same page, we’ve revised our disclosure to remove the words “high” and “positive” from the statements that the Staff pointed out in this comment.

Securities and Exchange Commission
January 8, 2020

IDUA Enzyme-Related Disorders: Mucopolysaccharidosis Type 1, page 70

19.
With respect to the description of your studies of your IDUA compounds on page 71, please revise to provide the number of mice and duration for all studies and, with respect to your pharmacokinetic studies, the meaning of “positive bioavailability,” including whether this relates to bioavailability in the brain specifically. With respect to your pharmacology studies, please also explain what laronidase is and clarify whether you performed any pharmacology studies with the STARs alone or just combination therapy.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 of the Amendment to describe the variables of the studies as requested above and to remove the discussion of positive bioavailability.

With regard to the second part of the Staff’s comment, the Company respectfully advises the Staff that the Pharmacology subsection states that only combination therapy was performed and the Company has revised the disclosure on page 76 to clarify the combination of compounds used.

License Agreement with Minoriyx Therapeutics, S.I., page 73

20.
Please revise the description of the License Agreement with Minoryx Therapeutics, S.I. on page 73 to discuss the nature and scope of intellectual property transferred, including the specific type of patent protection provided to any of your development product candidates.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 79 of the Amendment.

Intellectual Property, page 74

21.
Please revise to clarify which of your in-licensed issued patents and patent applications discussed on page 74 are under the Minoryx agreement, and also disclose whether there are any material patent rights under the agreement that are sublicensed by Minoryx from third parties such as the University of Barcelona.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 79 of the Amendment.

Description of Capital Stock, page 91

22.
On page 95 you state: “The Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws” and on page 40 you state: “…the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.” Please revise to clearly state whether your amended and restated certificate of incorporation provides an exclusive forum requirement for claims under the federal securities laws.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42 and 113 of the Amendment to clarify that the U.S. federal district courts will be the exclusive forum for resolving complaints arising under federal securities laws.

Securities and Exchange Commission
January 8, 2020

Exhibits

23.	Please file your directorship agreements discussed on page 89 as well as your employment agreements with Manolo Bellotto and Eric I. Richman pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has filed the employment agreements with Eric I. Richman and Manolo Bellotto as Exhibits 10.4 and 10.5, respectively of the Amendment. The Company respectfully advises the Staff that the directorship agreement will be filed by amendment.

24.	Please tell us how you determined none of your leases were required to be filed under Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the Company’s leases are material to the Company’s operations. If circumstances required the Company to find alternative spacing, the Company believes that it would be able to find the necessary workspace required to continue its operations on commercially reasonable terms.

25.
We note your statement on page 87 referring investors to various agreements relating to your merger and related transactions that are not included as exhibits to this registration statement. Please reconcile your disclosures.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed the Investors’ Rights Agreement as Exhibit 4.2 in connection with this filing and does not believe any additional agreements are required to be filed.

* * * * *

Securities and Exchange Commission
January 8, 2020

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc:	Eric Richman, Chief Executive Officer, Gain Therapeutics, Inc.
Michael Maline, Esq., Goodwin Procter LLP